SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

August 30, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Mr. Keith O’Connell and Ms. Samantha Brutlag

Re:
Ironwood Institutional Multi-Strategy Fund LLC
Pre-Effective Amendment No. 1 under the Securities Act of 1933 and
Amendment No. 29 under the Investment Company Act of 1940 to the Registration Statement on Form N-2
File Nos. 333-257852 and 811-22463

Ironwood Multi-Strategy Fund LLC
Pre-Effective Amendment No. 1 under the Securities Act of 1933 and
Amendment No. 29 under the Investment Company Act of 1940 to the Registration Statement on Form N-2

File Nos. 333-257853 and 811-22464

Dear Mr. O’Connell and Ms. Brutlag:

On behalf of Ironwood Institutional Multi-Strategy Fund LLC (the “Master Fund”) and Ironwood Multi-Strategy Fund LLC (the “Feeder Fund” and each, a “Fund” and collectively, the “Funds”), this letter responds to the telephonic comments provided by Mr. O’Connell, on August 26, 2021 and August 27, 2021, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Pre-Effective Amendment No. 1 to each Fund’s Registration Statement on Form N-2 filed with the Commission on August 25, 2021 (each, a “Registration Statement” and collectively, the “Registration Statements”), relating to such Fund’s offering of units of limited liability company interests, par value of $0.01 per unit (the “Units”).

The Staff’s comment is described below and has been summarized to the best of our understanding.  We have discussed the Staff’s comment with representatives of the Funds. The Funds’ response to the Staff’s comment is set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meaning set forth in the relevant Registration Statement(s).

Comment 1:       The Staff asked that the Funds explain their supplemental composite performance disclosure’s statement that performance shown “does not include any commissions or transaction charges that may be charged by certain broker-dealers upon investing in the [Feeder] Fund (or upfront sales loads, if applicable).”

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission
August 30, 2021

Response:          As discussed, we understand none of the accounts that comprise the composite charge or have charged sales loads or commissions.  Ironwood Capital Management, the Funds’ investment adviser (“Ironwood”), is aware that certain brokers charge commissions or account or transaction fees outside and away from the accounts, and the Funds have disclosure to that effect, including the sentence cited above.  We further understand none of those charges would be sales loads within the meaning of Section 2(a)(35) of the Investment Company Act, and, accordingly, Ironwood does not consider them to be loads or commissions for purposes of the applicable disclosure regulations.

In this regard, while we are not aware of any instructions in Forms N-2 or N-1A that govern presentation of supplemental composite performance, if this were standardized fund performance within the meaning of Item 26(b)(1), there would be a requirement to “assume deduction of the maximum sales load (or other charges deducted from payments)”.

But again, Ironwood does not believe that any of the composite’s accounts charge a sales load or make any deduction from payments received.  All interests are sold by the applicable account at net asset value.

We also consider the disclosure above to align with Rule 482’s treatment of loads, which is that they should either be deducted when presenting performance or, if not deducted, disclosed with a note that performance would be lower if included.

Lastly, and for additional clarity, we confirm that the Funds expect to adjust the applicable disclosure to read in full:

“None of the funds or accounts included in the Ironwood Composite imposes an initial sales charge.  While brokers or dealers or other financial intermediaries may charge commissions or transaction or other fees, any such commissions or transaction or other fee is not reflected in the net performance shown above. Investors who bear a sales commission or transaction or other charges will experience a lower performance return.”

This would be reflected in the filing the Funds would make post-effectiveness to show the final in-use version of the prospectus.

* * *

Securities and Exchange Commission
August 30, 2021

Please do not hesitate to contact me at (212) 839-8673 if you have comments or if you require additional information regarding the Registration Statements.

Respectfully submitted,

/s/ Nathan J. Greene
Nathan J. Greene (as Attorney for the Funds)

cc:	Alison Sanger Michael Mazur Louisa Kiu